Exhibit 99.1

Contacts:	Investor Relations
Derrick Nueman
408-519-9677
dnueman@tivo.com
TiVo Appoints Daniel M. Moloney
to Its Board of Directors

SAN JOSE, CA, Sep 13, 2013 -- TiVo Inc. (NASDAQ: TIVO), the creator of and a leader in advanced television services and the creator of digital video recorders (DVRs), today announced the appointment of Daniel M. Moloney to the TiVo Board of Directors. Mr. Moloney's selection to TiVo's Board increases the membership to eight, including seven independent, outside directors. His appointment was effective September 11, 2013.
"Dan's leadership and experience at Motorola Mobility driving products and services for the cable operator community, make him a tremendous addition to TiVo's board of directors, especially as we continue to scale our operator business,” stated Tom Rogers. “Further, we look forward to Dan's help as we bring more operators onto the TiVo platform, embed ourselves deeper within those operators, and transition them from traditional television delivery to IPTV and cloud based offerings.”
Mr. Moloney said, "As a long time observer of TiVo, I am extremely impressed with TiVo's ability to position itself as a leading worldwide advanced television solutions provider. I believe TiVo has tremendous potential to be on more screens than ever before as business and technology of television transitions to its next phase, and I look forward to helping TiVo increase its global footprint and drive continued financial growth."
Mr. Moloney is the former President of Motorola Mobility, Inc., a leading provider of innovative technologies, products and services for the mobile and cable/wireline industries. He has almost 30 years of senior executive management, leadership and technological expertise and experience. Prior to Motorola Mobility being spun out of Motorola in early 2011, he served as the President of the Home & Networks Mobility business within Motorola and led the expansion of this business into a worldwide leader in both video and broadband wireless solutions. From 2002 - 2006, he led the Connected Home business for Motorola. He joined Motorola as part of their acquisition of General Instrument in 2000, where he served in various leadership roles around the forefront of key technological breakthroughs including digital TV and HDTV, VoIP, and internet/video applications over cable. Mr. Moloney holds a bachelor's degree in electrical engineering from the University of Michigan and a master of business administration from the University of Chicago.

About TiVo Inc.
Founded in 1997, TiVo Inc. (Nasdaq: TIVO - News) developed the first commercially available digital video recorder (DVR).  TiVo offers the TiVo service and TiVo DVRs directly to consumers online at www.TiVo.com and through third-party retailers.  TiVo also distributes its technology and services through solutions tailored for cable, satellite and broadcasting companies. Since its founding, TiVo has evolved into the ultimate single solution media center by combining its patented DVR technologies and universal cable box capabilities with the ability to aggregate, search, and deliver millions of pieces of broadband, cable, and broadcast content directly to the television. An economical, one-stop-shop for in-home entertainment, TiVo's intuitive functionality and ease of use puts viewers in control by enabling them to effortlessly navigate the best digital entertainment content available through one box, with one remote, and one user interface, delivering the most dynamic user experience on the market today.  TiVo also continues to weave itself into the fabric of the media industry by providing interactive advertising solutions and audience research and measurement ratings services to the television industry. More information at: www.TiVo.com.

TiVo and the TiVo logo are registered trademarks of TiVo Inc. or its subsidiaries.